Via Facsimile and U.S. Mail
Mail Stop 6010

April 29, 2009

C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

Re: **MBIA Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 2, 2009
     File Number: 001-09583

Dear Mr. Chaplin:

        We have reviewed your March 19, 2009 response to our February 24, 2009 letter
and have reviewed your December 31, 2008 Form 10-K. Our review of the Form 10-K
was limited to those issues we have addressed in our comments below. In our comments,
we ask you to provide us with information to better understand your disclosures. Where
the comments request you to revise disclosure, the information you provide should show
us what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Valuation of Financial Instruments
1. Financial Assets, page 56

1.   As it pertains to your Level 3 financial assets, please revise your disclosure to
        include a quantified and narrative discussion of the impact that reasonably likely

changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discuss how you developed the inputs you used in determining the range.

Results of Operations
Summary of Consolidated Results, page 71

2.   Adjusted book value is a non-GAAP measure subject to the disclosure requirements of Item 10(e) of Regulation S-K. It appears that this non-GAAP measure excludes recurring items, such as net unrealized losses. We do not believe that you have met the burden of demonstrating the usefulness of a measure that excludes recurring items. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that some of the items you exclude have the following attributes.

*   there is a past pattern of these items occurring in each reporting period;
*   the financial impact of these items will not disappear or become immaterial in the future; and
*   there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management's assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation S-K.

Liquidity
Investments, page 115

3.   Please disclose the fair values and unrealized losses by credit rating for the Corporate obligations and Mortgaged-backed securities in a similar fashion to the ABS table presented on page 116.

4.   Please tell us how you consider the benefit of the guarantees provided by MBIA
        Corp. when performing your other-than-temporary impairment analysis.

Note 4: Fair Value of Financial Instruments
Valuation Techniques
Valuation Modeling of MBIA Insured Derivatives
d. Input Adjustments for Insured CMBS Derivatives in the Current Market, page 156

5.   For all input adjustments, including the non-performance change that occurred in
        the third quarter, please disclose the impact on your CDS fair value calculation at
        the time the change was made.

e. Nonperformance Risk Adjustment, page 157

6.   We acknowledge your response to prior comment 3 of your response dated March
        19, 2009. Please revise to disclose how burn-through is a component of fair value
        for your insured derivatives. Please also revise to disclose how your fair value
        model incorporates your own non-performance for CDS that have experienced
        burn-through. Assuming that you include your own non-performance risk for
        CDS that have experienced burn-through, it is unclear how recognizing that these
        CDS could be paid over time resulted in a change in estimate when it appears that
        you would have been discounting these CDS liabilities over the term of the
        contract at a discount rate that incorporated your own spread.

Fair Value Measurements
Level 3 Analysis, page 159

7.   For the securities that were transferred to Level 3 during 2008, please disclose the
        specific inputs that became unobservable.

Note 5: Investments, page 161

8.   You disclose that $476.5 million of securities were in unrealized loss positions
        that exceeded book value by greater than 50% and that you considered projected
        future cash flows in your determination that you would be able to recover your
        amortized cost. Please disclose the breakdown of these securities by class. For
        mortgage and asset-backed securities, please revise your disclosure to discuss the
        level of recent cash flows compared to the projected cash flows when the
        transactions were originated. In addition, disclose the assumptions used to
        determine the projected future cash flows in order to conclude that the securities
        were not other than temporarily impaired.

Note 14: Income Taxes
Deferred Tax Asset, Net of Valuation Allowance, page 186

9.   Please disclose the assumptions used in determining loss and loss adjustment
        expenses in your taxable income projection.

Note 24: Common Stock and Preferred Stock
Preferred Stock, page 214

10.   Please tell us the basis for your accounting of the CPCT facilities issued by eight
        trusts prior to the exercise of your put option. Please tell us what consideration
        was given to consolidating the trusts under FIN 46R.

Note 28: Subsequent Events, page 221

11.   Please revise MD&A to disclose:
        • the business purpose of establishing a separate U.S. public finance financial
          guarantee insurance company;
        • how the new operating structure "will facilitate both transparency of business
          lines and future capital raising efforts;" and
        • the expected effects of this reorganization on your future financial position,
          results of operations, liquidity and ability to meet your obligations.

                                        * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in
          the filing;
        • staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing;
          and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant